Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are a letter dated April 10, 2013 that is being mailed to participants in 60 East 42nd St. Associates L.L.C., and the email referred to in the letter.

[MH Letterhead]

April 10, 2013

To Fellow Participants in 60 East 42nd St. Associates L.L.C. (“Associates”):

Robert W. Gelfman (“Gelfman”) sent participants a letter regarding an override granted by Associates’ participants to Malkin Holdings in 1968. We responded previously, highlighting what we believe are Gelfman’s errors on the facts and the law and his misquoting of the relevant documents in a way we feel materially distorts the agreements. Gelfman has since written again, seeking to dismiss his misquote as “unintentional.”

We enclose an unsolicited e-mail we received from a fellow investor in Associates who forwarded to us his email to Gelfman on this subject. Mr. Leder has no business or family relationship with Malkin Holdings. We think his words speak volumes and share them with you with his permission.

We believe we have correctly stated our position in our prior response to Gelfman’s writing, and we do not intend to send additional writing on the matter.

The vote remains open, and we continue to receive new consents. If you have not yet voted FOR the proposals, we urge you to do so. The best way to ensure that you receive the transaction’s many benefits and reduce ongoing solicitation cost is to complete and return your consent form today.

Please call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@MalkinHoldings.com if you have any question.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin Chairman	Anthony E. Malkin President

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

From: Leder, George [mailto:Leder@rowan.edu]

Sent: Friday, April 05, 2013 2:58 PM

To: Peter Malkin; Tony Malkin

Subject: FW: 60 E 42 St Assoc

Dear Peter and Tony,

Thought I’d forward the e-mail I just sent to Robert Gelfman. If you care to send it to the participants of 60 E 42 St Associates, feel free to do.

George Leder

From: Leder, George

Sent: Friday, April 05, 2013 2:55 PM

To: rgelfman53@gmail.com

Subject: 60 E 42 St Assoc

Dear Mr. Gelfman,

I am an investor in 60 E 42nd St Associates and wish to comment on your letter to Associates dated March 30, 2013. While I, like all participants, would like not to pay the 10% override if the consolidation goes through, unfortunately I cannot agree with your position that it does not apply in this case.

Quoting from page two of the letter to participants from Larry Wien dated February 26, 1968, after proposing that all distributions to participants in excess of 14% be allocated 90% to participants and 10% to Wien, Lane, Klein & Malkin, the beginning of the next sentence states “While such arrangement may permit Wien, Lane, Klein & Malkin to participate in future profits without making an investment in Associates”. Notice that the word used is “profits”, not “operating profits” as you state in your letter.

Clearly the consolidation as proposed is generating profits for the participants. We are to receive stock and/or operating units valued at over $400,000 for each $10,000 unit we are contributing to the REIT. If this doesn’t represent profit I don’t know what does. Yes it would be nice to receive more, but from what I read that is not the case.

By the way, in case you are interested in my qualifications, I have been a real estate investor for almost 40 years and have served as a financial analyst for a commercial real estate developer who owned and managed office buildings. I believe the REIT gives investors the best opportunity to maximize their investment in the Lincoln Building and the other properties in the consolidation (I hold interests in several of these properties), and I have voted for the consolidation.

Sincerely,

George Leder

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